EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2017

TOKYO, Nov. 08, 2016 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE:3774) today announced its consolidated financial results for the first six months of the fiscal year ending March 31, 2017 (“1H16”, from April 1, 2016 to September 30, 2016).1

Highlights of Financial Results for 1H16

Revenues	JPY74,123 million	(up 13.5% YoY)
Operating Income	JPY1,948 million	(down 24.0% YoY)
Net Income attributable to IIJ	JPY1,108 million	(down 33.0% YoY)

Overview of 1H16 Financial Results and Business Outlook

“As announced on November 4th, we have revised down our financial targets for the fiscal year ending March 31, 2017, principally because our aggressive business investments and services developments have been taking longer than expected to start contributing to revenues accumulation. The revised annual revenue is JPY158.0 billion, JPY1.0 billion down from our initial target of JPY159.0 billion. The revised operating income is JPY5.0 billion, JPY2.3 billion down from our initial target of JPY7.3 billion,” said Eijiro Katsu, COO and President of IIJ.

“As we expect great market opportunities in the middle term with more advanced cloud usage, IoT type of network systems adoption and greater demand for security by many Japanese entities, consumer mobile service’s market explosion and so on, we’ve been making proactive business investments including the commencement of “IIJ GIO Infrastructure P2” and “IIJ Omnibus Services”2 later last year. We’re also engaged in IoT service development3, continuous enhancement of security services4 and preparation for Full-MVNO5. As for IoT, we’re going to launch “IIJ IoT Service” which offers functions such as network, cloud and devise control elements required for IoT systems. With these required components, we’ve received several orders from local governments very large-scale multiple-year projects in which cloud, security, system and network are mostly outsourced and we expect recurring revenue growth should become strong the next year with these kinds of full-outsourcing trend,” said Katsu.

“In this first half, we continued to have strong year over year revenue growth rate of 13.5%. On the other hand, in addition to the current relatively high level of increasing costs due to the implementation of business expansion strategy, we saw SI gross margin deterioration as an additional factor impacting our operating income. The low SI gross margin was temporarily, we believe, by combination of factors such as low productivity of systems engineers,6 temporal profit deterioration due to the delay in offering some functions of our foreign exchange system ASP service, low profitability in a certain construction project, and weaker than expected systems operation and maintenance revenue with the cancellation of certain relatively large projects from 1Q16. Although 1H16 total revenues slightly exceeded our initial target, we missed the operating income target and it decreased by 24.0% from 1H15,” continued Katsu.

“For the remaining half, we expect low productivity of systems engineers to improve based on the current SI projects situation. However, based on the current services order accumulation, we’d miss the revenue targets of new services such as “IIJ GIO Infrastructure P2” and “IIJ Omnibus Services” which should increase but not as strongly as our initial expectation. Since the depreciation for these new services have already begun, the revenue gap will directly impact our operating income. Because Japanese companies are conservative with their systems, especially with larger and mission-critical ones, the lead time, including clients’ internal judgments and preparation, takes longer than expected. And, some delays of our services developments would have some impacts as well. Another issue that would impact our operating income against our initial expectation is the cost related to mobile services. We increased leasing MVNO bandwidth largely during 2Q16 along with increasing traffic trend; therefore, this recurring type cost for MVNO infrastructure would exceed our initial expectation in 2H16. Although the excessive cost is not expected to become larger in 2H16 and the mobile services’ gross margin amount is expected to increase year over year, it would continue to impact our network services’ gross margin against our initial expectation. Regarding the details about our revision, please refer to our press release titled “IIJ Revises its First Half and Full-Year Financial Targets for FY2016,” said Katsu.7

“The income level for this fiscal year is to be weak. However, we believe our recent business developments for future sustainable growth should contribute to stronger revenue growth for the middle term which should ultimately lead to income growth. It’s inevitable that the role of IIJ to be larger and more critical along with the progression of IT usage such as IoT and BigData. We believe we’d be able to return to operating income growth the next fiscal year because SI deterioration is expected to be temporary, costs and revenues time-gap for new services would be diminished by the continuous revenue accumulation and mobile profitability to improve by gathering many more diversified mobile traffic8. Although the operating income is expected to be 1 or 1.5 years delayed from what we initially expected at the beginning of this fiscal year, we believe strong revenue would generate continuous operating margin improvement. Therefore, we decided the dividend targets to remain unchanged (annual dividend of JPY27.00 per share) and to implement share buyback of JPY1.5 billion,” concluded Koichi Suzuki, Founder, CEO and Chairman of IIJ.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated.

2 “IIJ GIO Infrastructure P2” launched in November 2015 is our new cloud service platform to promote Japanese enterprises demand to migrate their core business platform to cloud. “IIJ Omnibus Service” launched in September 2015 incorporates SDN and NFV technologies, automatically offers several network elements. For details please refer to our pree releases titled “IIJ to Launch ‘IIJ GIO Infrastructure P2’ – A Next-generation Cloud Service” at http://www.iij.ad.jp/en/news/pressrelease/2015/0714.html and “IIJ to Launch ‘IIJ Omnibus Service’ – A New generation of Cloud Networking Services” at http://www.iij.ad.jp/en/news/pressrelease/2015/0715.html

3 “IIJ IoT Service” will be launched in November. For detail, please refer to our press release titled “IIJ to Launch the IIJ IoT Service, a New IoT Platform that Combines Networks with the Cloud” which can be found at http://www.iij.ad.jp/en/news/pressrelease/2016/0719.html

4 For example, we have launched consultation service to help companies implement CSIRT (Computer Security Incident Response Team) and expanded functions for our email security gateway service, recently.

5 For detail, please refer to our press release titled “IIJ Begins to Engage in a Full MVNO for Enhanced MVNO Business” which can be found at http://www.iij.ad.jp/en/news/pressrelease/2016/0830.html. Related FAQ is available at http://www.iij.ad.jp/en/ir/news/2016/pdf/20160830_fullMVNO_E.pdf

6 We had low productivity of systems engineers mainly because 1) of the projects already recognized as revenue in FY2015 (1Q16), 2) we assigned system engineers to handle several large projects while others were postponed (2Q16) , and 3) some prospective orders including cloud-related systems required pre-sales activities conducted by engineers (2Q16).

7 Please refer to our press release titled ”IIJ Revises its First Half and Full-Year Financial Targets for FY2016.”

8 As we purchase mobile network from NTT Docomo on the unit of bandwidth, once we gather various types of mobile traffic that should lead to improved utilization of network and thus profitability.

1H16 Financial Results Summary

Operating Results Summary
	1H15	1H16	YoY Change
	JPY millions	JPY millions	%
Total revenues	65,334	74,123	13.5
Network services	38,000	44,836	18.0
Systems integration (SI)	23,725	25,768	8.6
Equipment sales	1,638	1,467	(10.5)
ATM operation business	1,971	2,052	4.2
Total costs	53,626	62,275	16.1
Network services	30,501	36,715	20.4
Systems integration (SI)	20,341	22,993	13.0
Equipment sales	1,480	1,343	(9.3)
ATM operation business	1,304	1,224	(6.2)
Total gross margin	11,708	11,848	1.2
Network services	7,498	8,120	8.3
Systems integration (SI)	3,385	2,775	(18.0)
Equipment sales	158	124	(21.8)
ATM operation business	667	829	24.4
SG&A expenses and R&D	9,145	9,900	8.3
Operating income	2,563	1,948	(24.0)
Income before income tax expense	2,647	2,105	(20.5)
Net income attributable to IIJ	1,652	1,108	(33.0)

Segment Results Summary
	1H15	1H16
	JPY millions	JPY millions
Total revenues	65,334	74,123
Network services and SI business	63,557	72,257
ATM operation business	1,971	2,052
Elimination	(194)	(186)
Operating income	2,563	1,948
Network service and SI business	2,056	1,281
ATM operation business	576	734
Elimination	(69)	(67)

We have omitted segment analysis because most of our revenues are dominated by network services and systems integration (SI) business.

1H16 Revenues and Income

Revenues

Total revenues were JPY74,123 million, up 13.5% YoY (JPY65,334 million for 1H15).

Network services revenue was JPY44,836 million, up 18.0% YoY (JPY38,000 million for 1H15).

Revenues for Internet connectivity services for enterprise were JPY10,577 million, up 26.6% YoY from JPY8,357 million for 1H15 mainly due to an increase in mobile related services revenues along with an expansion of MVNE business clients’ business volume.

Revenues for Internet connectivity services for consumers were JPY10,328 million, up 56.6% YoY from JPY6,596 million for 1H15, mainly due to revenue growth of “IIJmio High-speed Mobile/D services,” consumer mobile services which offer inexpensive data communication and voice services with SIM cards.

Revenues for WAN services revenues were JPY13,289 million, up 5.8% YoY compared to JPY12,558 million for 1H15.

Revenues for Outsourcing services revenues were JPY10,642 million, up 1.5% YoY from JPY10,489 million for 1H15.

Network Services Revenues Breakdown
	1H15	1H16	YoY % Change
	JPY millions	JPY millions
Internet connectivity services (Enterprise)	8,357	10,577	26.6
IP service*1	4,773	4,873	2.1
IIJ FiberAccess/F and IIJ DSL/F	1,538	1,518	(1.3)
IIJ Mobile service (Enterprise)	1,912	4,072	113.0
IIJ Mobile MVNO Platform Service*2	699	2,573	267.8
Others	134	114	(14.8)
Internet connectivity services (Consumer)	6,596	10,328	56.6
IIJ	5,276	9,226	74.9
IIJmio High Speed Mobile Service*3	4,564	8,035	76.1
hi-ho	1,320	1,102	(16.6)
WAN services	12,558	13,289	5.8
Outsourcing services	10,489	10,642	1.5
Total network services	38,000	44,836	18.0

*1. IP service revenues include revenues from the data center connectivity service.
*2. From 1Q16, the revenue from “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise)”, is disclosed. “IIJ Mobile MVNO Platform Service” provides MVNO platform to our MVNE clients.
*3. From 1Q16, the revenue from “IIJmio High Speed Mobile Services”, which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

Number of Contracts and Subscription for Connectivity Services*1
	as of Sep. 30, 2015	as of Sep. 30, 2016	YoY Change
Internet connectivity services (Enterprise)	348,345	721,691	373,346
IP service (1Gbps-)	343	410	67
IP service (100Mbps-999Mbps)	513	559	46
IP service (-99Mbps)	715	642	(73)
IIJ Data center connectivity service	272	262	(10)
IIJ FiberAccess/F and IIJ DSL/F	70,071	72,102	2,031
IIJ Mobile service (Enterprise)	275,146	646,650	371,504
IIJ Mobile MVNO Platform Service*2	136,160	418,098	281,938
Others	1,285	1,066	(219)
Internet connectivity services (Consumer)	1,078,798	1,346,477	267,679
IIJ	926,873	1,207,184	280,311
IIJmio High Speed Mobile Service*3	604,586	874,852	270,266
hi-ho	151,925	139,293	(12,632)
Total contracted bandwidth*4	1,982.4Gbps	2,371.8Gbps	389.4Gbps

*1. Numbers in the table above show number of contracts except for “IIJ Mobile service (Enterprise),” “IIJ” and “hi-ho” which show number of subscriptions.

*2. From 1Q16, the number of subscription for “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise)”, is disclosed.

*3. From 1Q16, the number of subscription for “IIJmio High Speed Mobile Service”, which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

*4. Regarding IP service, data center connectivity service and IIJ FiberAccess/F and IIJ DSL/F of Internet connectivity services (Enterprise), total contracted bandwidths are calculated by multiplying number of contracts by contracted bandwidths respectively.

SI revenues were JPY25,768 million, up 8.6% YoY (JPY23,725 million for 1H15).

Systems construction revenue, a one-time revenue, was JPY8,583 million, up 12.3% YoY. Systems operation and maintenance revenue, a recurring revenue, was JPY17,185 million, up 6.9% YoY, mainly due to an increase in private cloud services revenues although certain relatively large systems operation and maintenance projects were cancelled .

Orders received for SI and equipment sales totaled JPY34,516 million, up 20.1% YoY; orders received for systems construction and equipment sales were JPY13,321 million, up 0.4% YoY and orders received for systems operation and maintenance were JPY21,194 million, up 37.0% YoY.

Order backlog for SI and equipment sales as of September 30, 2016 amounted to JPY40,926 million, up 26.2% YoY; order backlog for systems construction and equipment sales was JPY9,349 million, up 7.2% YoY and order backlog for systems operation and maintenance was JPY31,577 million, up 33.2% YoY.

Equipment sales revenues were JPY1,467 million, down 10.5% YoY (JPY1,638 million for 1H15).

ATM operation business revenues were JPY2,052 million, up 4.2% YoY (JPY1,971 million for 1H15). As of September 30, 2016, 1,066 ATMs have been placed.

Cost and expense

Total cost of revenues was JPY62,275 million, up 16.1% YoY (JPY53,626 million for 1H15).

Cost of network services revenue was JPY36,715 million, up 20.4% YoY (JPY30,501 million for 1H15). The increase was mainly because outsourcing-related costs increased along with the increase in mobile-related revenue and circuit-related costs increased along with the increase in WAN services revenue. Gross margin was JPY8,120 million, up 8.3% YoY and gross margin ratio was 18.1% compared to 19.7% in 1H15.

Cost of SI revenues was JPY22,993 million, up 13.0% YoY (JPY20,341 million for 1H15). There were increases in outsourcing-related and purchasing-related along with the revenue increase, personnel-related costs and network operation related costs increased mainly with the service launch of “IIJ GIO Infrastructure P2”. Gross margin was JPY2,775 million, down 18.0% YoY and gross margin ratio was 10.8% compared to 14.3% in 1H15.

Cost of equipment sales revenues was JPY1,343 million, down 9.3% YoY (JPY1,480 million for 1H15). Gross margin was JPY124 million and gross margin ratio was 8.4% compared to 9.6% in 1H15.

Cost of ATM operation business revenues was JPY1,224 million, down 6.2% YoY (JPY1,304 million for 1H15). Gross margin was JPY829 million and gross margin ratio was 40.4% compared to 33.8% in 1H15.

SG&A and R&D expenses

SG&A and R&D expenses in total were JPY9,900 million, up 8.3% YoY (JPY9,145 million for 1H15).

Sales and marketing expenses were JPY5,636 million, up 9.1% YoY (JPY5,166 million for 1H15). There were increases in sales commission expenses and advertising expenses.

General and administrative expenses were JPY4,020 million, up 7.3% YoY (JPY3,747 million for 1H15). There were increases in office rent expenses, commission expenses and taxes and public dues.

Research and development expenses were JP244 million, up 5.3% YoY (JPY232 million for 1H15).

Operating income

Operating income was JPY1,948 million, down 24.0% YoY (JPY2,563 million for 1H15).

Other income (expenses)

Other income (expenses) was an income of JPY157 million (an income of JPY84 million for 1H15), mainly because of net gain on sales of other investments of JPY214 million, distribution from fund investment of JPY120 million (included in other-net, JPY115 million for 1H15), dividend income of JPY91 million from other investments (JPY74 million for 1H15), interest expense of JPY142 million (JPY112 million for 1H15) and foreign exchange losses of JPY106 million (JPY14 million for 1H15).

Income before income tax expenses

Income before income tax expenses was JPY2,105 million, down 20.5% YoY (JPY2,647 million for 1H15).

Net income

Income tax expense was JPY954 million (JPY1,040 million for 1H15).

Equity in net income of equity method investees was JPY42 million (JPY137 million for 1H15) mainly due to net income of Internet Multifeed Co.

As a result of the above, net income was JPY1,193 million, down 31.6% YoY (JPY1,744 million for 1H15).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY85 million mainly related to net income of Trust Networks Inc. (JPY92 million for 1H15).

Net income attributable to IIJ was JPY1,108 million, down 33.0% YoY (JPY1,652 million for 1H15).

1H16 Balance Sheets and Cash Flows

Balance sheets

As of September 30, 2016, the balance of total assets was JPY123,113 million, increased by JPY5,278 million from the balance as of March 31, 2016 of JPY117,835 million.

As for current assets as of September 30, 2016, as compared to the respective balances as of March 31, 2016, prepaid expenses increased by JPY1,370 million and inventories increased by JPY704 million. As for noncurrent assets as of September 30, 2016, as compared to the respective balances as of March 31, 2016, property and equipment increased by JPY2,288 million and prepaid expenses-noncurrent increased by JPY781 million. As for liabilities as of September 30, 2016, as compared to the respective balance as of March 31, 2016, long-term borrowings increased by JPY3,000 million.

As for the balances of capital lease obligations as of September 30, 2016, as compared to the respective balances as of March 31, 2016, capital lease obligations-current portion increased by JPY328 million to JPY4,283 million and capital lease obligations-noncurrent increased by JPY1,119 million to JPY8,899 million.

As of September 30, 2016, the balance of other investments increased by JPY824 million to JPY6,772 million mainly due to change an increase in the fair value of available-for-sale securities. The breakdown of other investments were JPY4,570 million in available-for-sale securities, JPY1,124 million in nonmarketable equity securities and JPY1,078 million in investments in funds, including some through a trust.

As of September 30, 2016, the breakdown of major non-amortized intangible assets were JPY6,170 million in goodwill and JPY96 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY3,227 million.

Total IIJ shareholders’ equity as of September 30, 2016 compared to the balance as of March 31, 2016, increased by JPY679 million to JPY65,524 million. IIJ shareholders’ equity ratio (total IIJ shareholders’ equity divided by total assets) as of September 30, 2016 was 53.2%.

Cash flows

Cash and cash equivalents as of September 30, 2016 were JPY19,668 million. (JPY20,098 million as of September 30, 2015.)

Net cash provided by operating activities for 1H16 was JPY4,073 million (net cash provided by operating activities of JPY6,080 million for 1H15.) There were net income of JPY1,193 million, depreciation and amortization of JPY5,284 million and net cash out flow of JPY2,747 million from changes in operating assets and liabilities (JPY584 for 1H15). There were an increase in prepaid expenses (including prepaid expenses-noncurrent) mainly along with an increase in maintenance for service facilities and systems integration projects.

Net cash used in investing activities for 1H16 was JPY3,896 million (net cash used in investing activities of JPY4,565 million for 1H15), mainly due to payments for purchase of property and equipment of JPY5,358 million (JPY5,321 million for 1H15) and proceeds from sales of property and equipment, which include sales and leaseback, of JPY1,209 million (JPY490 million for 1H15).

Net cash provided by financing activities for 1H16 was JPY155 million (net cash used in financing activities of JPY2,525 million for 1H15), mainly due to proceeds from long-term borrowings of JPY3,000 million, principal payments under capital leases of JPY2,314 million (JPY2,020 million for 1H15) and FY2015 year-end dividends payments of JPY505 million (JPY505 million for 1H15).

FY2016 Financial Targets

On November 4, 2016, we revised our financial targets for FY2016 which was announced on May 13, 2016. Please refer to our disclosure document titled “IIJ Revises its First Half and Full-Year Financial Targets for FY2016” for details.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1H15	1H16
	JPY millions	JPY millions
Adjusted EBITDA	7,363	7,232
Depreciation and Amortization*1	(4,800)	(5,284)
Operating Income	2,563	1,948
Other Income	84	157
Income Tax Expense	1,040	954
Equity in Net Income of Equity Method Investees	137	42
Net income	1,744	1,193
Less: Net income attributable to noncontrolling interests	(92)	(85)
Net Income attributable to IIJ	1,652	1,108

*1 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ’s consolidated financial statements for details)

CAPEX
	1H15	1H16
	JPY millions	JPY millions
CAPEX, including capital leases	7,943	8,372
Acquisition of Assets by Entering into Capital Leases	2,622	3,792
Purchase of Property and Equipment	5,321	4,580

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on November 8, 2016.

About Internet Initiative Japan Inc.

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

For inquiries, contact:

IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir

Statements made in this press release regarding IIJ’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2016 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ’s actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ’s ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ’s ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ’s largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Internet Initiative Japan Inc.
Consolidated Balance Sheets (Unaudited)
(As of March 31, 2016 and September 30, 2016)

	As of March 31, 2016	As of September 30, 2016
	Thousands of JPY	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	19,569,095	19,667,822
Accounts receivable, net of allowance for doubtful accounts of JPY 74,229 thousand and JPY 75,142 thousand at March 31, 2016 and September 30, 2016, respectively	23,746,683	23,161,168
Inventories	2,003,573	2,707,499
Prepaid expenses—current	4,769,988	6,139,576
Deferred tax assets—current	1,481,651	1,101,955
Other current assets, net of allowance for doubtful accounts of JPY 15,693 thousand and JPY 15,193 thousand at March 31, 2016 and September 30, 2016, respectively	1,834,951	2,801,455
Total current assets	53,405,941	55,579,475
INVESTMENTS IN EQUITY METHOD INVESTEES	2,979,652	2,938,200
OTHER INVESTMENTS	5,948,741	6,772,245
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 45,345,543 thousand and JPY 47,857,557 thousand at March 31, 2016 and September 30, 2016, respectively	34,324,150	36,612,558
GOODWILL	6,169,609	6,169,609
OTHER INTANGIBLE ASSETS—Net	3,549,459	3,359,032
GUARANTEE DEPOSITS	3,084,681	3,039,743
DEFERRED TAX ASSETS—Noncurrent	224,316	212,865
NET INVESTMENT IN SALES-TYPE LEASES—Noncurrent	2,444,848	2,145,676
Prepaid expenses—Noncurrent	4,987,193	5,768,684
OTHER ASSETS, net of allowance for doubtful accounts of JPY 61,593 thousand and JPY 61,733 thousand at March 31, 2016 and September 30, 2016, respectively	716,314	515,299
TOTAL	117,834,904	123,113,386

	As of March 31, 2016	As of September 30, 2016
	Thousands of JPY	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,250,000	9,250,000
Capital lease obligations—current portion	3,954,386	4,282,781
Accounts payable—trade	13,906,703	14,391,744
Accounts payable—other	1,497,767	1,254,427
Income taxes payable	1,078,412	485,186
Accrued expenses	2,932,653	2,867,174
Deferred income—current	2,528,885	2,542,305
Other current liabilities	917,300	1,006,430
Total current liabilities	36,066,106	36,080,047
LONG-TERM BORROWINGS	-	3,000,000
CAPITAL LEASE OBLIGATIONS—Noncurrent	7,779,367	8,898,766
ACCRUED RETIREMENT AND PENSION COSTS—Noncurrent	3,581,426	3,691,580
DEFERRED TAX LIABILITIES—Noncurrent	710,055	792,350
DEFERRED INCOME—Noncurrent	3,092,562	3,193,888
OTHER NONCURRENT LIABILITIES	1,261,413	1,374,496
Total Liabilities	52,490,929	57,031,127
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock—authorized, 75,520,000 shares; issued and outstanding, 46,711,400 shares at March 31, 2016 and September 30, 2016, respectively	25,509,499	25,509,499
Additional paid-in capital	36,059,833	36,088,351
Retained earnings	2,471,276	3,073,730
Accumulated other comprehensive income	1,196,669	1,244,592
Treasury stock —758,709 shares held by the company at March 31, 2016 and September 30, 2016, respectively	(392,070)	(392,070)
Total Internet Initiative Japan Inc. shareholders' equity	64,845,207	65,524,102
NONCONTROLLING INTERESTS	498,768	558,157
Total equity	65,343,975	66,082,259
TOTAL	117,834,904	123,113,386

Internet Initiative Japan Inc.
Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)
(For the six months ended September 30, 2015 and September 30, 2016)

	Six Months Ended	Six Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	8,356,668	10,576,874
Internet connectivity services (consumer)	6,596,559	10,328,320
WAN services	12,557,807	13,288,712
Outsourcing services	10,488,529	10,641,860
Total	37,999,563	44,835,766
Systems integration:
Systems construction	7,643,200	8,583,419
Systems operation and maintenance	16,082,385	17,184,907
Total	23,725,585	25,768,326
Equipment sales	1,638,023	1,466,658
ATM operation business	1,970,563	2,052,520
Total revenues	65,333,734	74,123,270
COSTS AND EXPENSES:
Cost of network services	30,501,305	36,715,290
Cost of systems integration	20,340,583	22,992,923
Cost of equipment sales	1,480,124	1,343,117
Cost of ATM operation business	1,304,136	1,223,494
Total costs	53,626,148	62,274,824
Sales and marketing	5,165,482	5,635,948
General and administrative	3,746,825	4,020,356
Research and development	232,194	244,440
Total costs and expenses	62,770,649	72,175,568
OPERATING INCOME	2,563,085	1,947,702
OTHER INCOME (EXPENSES):
Dividend income	74,208	91,407
Interest income	11,112	18,518
Interest expense	(111,560)	(142,345)
Foreign exchange gain (loss), net	(14,066)	(105,916)
Net gain on sales of other investments	-	213,938
Impairment of other investments	-	(30,554)
Other —net	124,178	112,605
Other income—net	83,872	157,653
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	2,646,957	2,105,355
INCOME TAX EXPENSE	1,039,885	953,678
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	137,401	41,646
NET INCOME	1,744,473	1,193,323
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(91,974)	(85,389)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,652,499	1,107,934

	Six Months Ended	Six Months Ended
	September 30, 2015	September 30, 2016
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,947,519	45,952,691
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,035,832	46,065,072
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,895,038	91,905,382
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,071,664	92,130,144
BASIC NET INCOME PER SHARE (JPY)	35.96	24.11
DILUTED NET INCOME PER SHARE (JPY)	35.90	24.05
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	17.98	12.06
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	17.95	12.03

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Six Months Ended	Six Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
NET INCOME	1,744,473	1,193,323
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	20,692	(410,090)
Unrealized holding gain (loss) on securities	(175,575)	450,761
Defined benefit pension plans	(831)	7,252
TOTAL COMPREHENSIVE INCOME	1,588,759	1,241,246
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(95,932)	(85,389)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,492,827	1,155,857

Internet Initiative Japan Inc.
Consolidated Statements of Cash Flows (Unaudited)
(For the six months ended September 30, 2015 and September 30, 2016)

	Six Months Ended	Six Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,744,473	1,193,323
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,800,290	5,283,504
Provision for retirement and pension costs, less payments	70,410	122,446
Provision for allowance for doubtful accounts	23,312	5,133
Gain on sales of property and equipment	(20,942)	(7,704)
Loss on disposal of property and equipment	31,852	35,656
Net gain on sales of other investments	-	(213,938)
Impairment of other investments	-	30,554
Foreign exchange loss, net	984	83,098
Equity in net loss (income) of equity method investees, less dividends received	(88,891)	9,436
Deferred income tax expense	117,673	283,182
Others	(15,046)	(5,180)
Changes in operating assets and liabilities:
Decrease in accounts receivable	2,165,231	495,836
Decrease (increase) in net investment in sales-type lease — noncurrent	(3,263)	299,172
Increase in inventories	(829,251)	(712,514)
Increase in prepaid expenses	(1,166,908)	(1,407,533)
Increase in other current and noncurrent assets	(284,569)	(1,684,572)
Increase (decrease) in accounts payable	(352,766)	518,161
Increase (decrease) in income taxes payable	299,927	(592,886)
Increase (decrease) in accrued expenses	160,381	(46,417)
Increase in deferred income—current	214,092	48,007
Increase (decrease) in deferred income—noncurrent	(63,742)	123,300
Increase (decrease) in other current and noncurrent liabilities	(723,169)	212,789
Net cash provided by operating activities	6,080,078	4,072,853
INVESTING ACTIVITIES:
Purchase of property and equipment	(5,321,194)	(5,358,105)
Proceeds from sales of property and equipment	489,963	1,209,468
Purchase of available-for-sale securities	(59,490)	-
Purchase of other investments	(246,982)	(287,058)
Investment in an equity method investee	(39,974)	-
Proceeds from sales of available-for-sale securities	141,235	-
Proceeds from sales of other investments	302,906	304,542
Payments of guarantee deposits	(17,062)	(14,403)
Refund of guarantee deposits	4,318	77,476
Payments for refundable insurance policies	(28,181)	(28,181)
Refund from insurance policies	10,108	-
Proceeds from subsidies	200,000	200,000
Other	(678)	-
Net cash used in investing activities	(4,565,031)	(3,896,261)
	Six Months Ended	Six Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings	1,500,000	3,000,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,500,000)	-
Principal payments under capital leases	(2,019,755)	(2,313,763)
Dividends paid	(505,365)	(505,480)
Other	10	(26,000)
Net cash provided by (used in) financing activities	(2,525,110)	154,757

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	14,899	(232,622)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(995,164)	98,727
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	21,093,633	19,569,095
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	20,098,469	19,667,822

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	111,834	142,045
Income taxes paid	657,294	1,333,495

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	2,622,120	3,792,166
Facilities purchase liabilities	2,411,321	1,254,427
Asset retirement obligation	7,349	-

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
Nothing to be reported.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Six Months Ended	Six Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	63,557,271	72,257,102
Customers	63,363,171	72,070,750
Intersegment	194,100	186,352
ATM operation business	1,970,563	2,052,520
Customers	1,970,563	2,052,520
Intersegment	-	-
Elimination	(194,100)	(186,352)
Consolidated total	65,333,734	74,123,270
Segment profit or loss:
	Six Months Ended	Six Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	2,056,041	1,280,776
ATM operation business	576,450	734,373
Elimination	(69,406)	(67,447)
Consolidated operating income	2,563,085	1,947,702

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Repurchase of IIJ's Common Shares
IIJ's Board of Directors has resolved on November 4, 2016 to repurchase its own shares pursuant to Article 156, Paragraph 1 of the Corporation Law as applied pursuant to Article 165, Paragraph 3 of the Corporation Law and IIJ’s Article of Incorporation.

Outline of repurchase
(1) Type of shares to be repurchased:	Common stock of IIJ
(2) Total number of shares to be repurchased:	Up to 950,000 shares
(3) Total amount to be repurchased:	Up to JPY 1,500,000,000
(4) Period of repurchase:	From November 7, 2016 to January 31, 2017
(5) Method of repurchase:	Open market purchase at the Tokyo Stock Exchange

Second Quarter FY2016 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2016 (3 months) consolidated financial results (unaudited, for the three months ended September 30, 2016).

Operating Results Summary
	2Q15	2Q16	YoY % Change
	JPY millions	JPY millions
Total Revenues:	33,870	37,944	12.0
Network Services	19,519	22,761	16.6
Systems Integration (SI)	12,652	13,402	5.9
Equipment Sales	692	737	6.5
ATM Operation Business	1,007	1,044	3.7
Cost of Revenues:	27,821	31,878	14.6
Network Services	15,799	18,685	18.3
Systems Integration (SI)	10,750	11,900	10.7
Equipment Sales	622	678	9.1
ATM Operation Business	650	615	(5.4)
SG&A Expenses and R&D	4,627	4,955	7.1
Operating Income	1,422	1,111	(21.9)
Income before Income Tax Expense	1,369	1,111	(18.8)
Net Income attributable to IIJ	931	579	(37.9)

Network Service Revenue Breakdown
	2Q15	2Q16	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Enterprise)	4,289	5,529	28.9
IP Service*1	2,432	2,472	1.6
IIJ FiberAccess/F and IIJ DSL/F	767	757	(1.2)
IIJ Mobile Service	1,023	2,243	119.3
IIJ Mobile MVNO Platform Service*2	407	1,450	256.8
Others	67	57	(15.2)
Internet Connectivity Service (Consumer)	3,495	5,332	52.6
IIJ*2	2,843	4,796	68.7
IIJmio High Speed Mobile Service*3	2,471	4,171	68.8
hi-ho	652	536	(17.8)
WAN Services	6,342	6,559	3.4
Outsourcing Services	5,393	5,341	(1.0)
Network Services Revenues	19,519	22,761	16.6

*1 IP service revenues include revenues from the data center connectivity service.
*2 From 1Q16, the revenue from “IIJ Mobile MVNO Platform Service”, which is included in “IIJ Mobile service (Enterprise)”, is disclosed. “IIJ Mobile MVNO Platform Service” provides MVNO platform to our MVNE clients.
*3 From 1Q16, the revenue from “IIJmio High Speed Mobile Services”, which is included in “Internet connectivity services (Consumer)” provided by IIJ, is disclosed.

Reconciliation of Non-GAAP Financial Measures (2nd Quarter FY2016 (3 months))

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	2Q15	2Q16
	JPY millions	JPY millions
Adjusted EBITDA	3,883	3,782
Depreciation and Amortization	(2,461)	(2,671)
Operating Income	1,422	1,111
Other Income (Expense)	(53)	0
Income Tax Expense (Benefit)	479	514
Equity in Net Income of Equity Method Investees	76	25
Net income	966	622
Less: Net income attributable to noncontrolling interests	(35)	(43)
Net Income attributable to IIJ	931	579

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	2Q15	2Q16
	JPY millions	JPY millions
CAPEX, including capital leases	4,923	3,684
Acquisition of Assets by Entering into Capital Leases	1,972	1,901
Purchase of Property and Equipment	2,951	1,783

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
(Three Months ended September 30, 2015 and September 30, 2016)

	Three Months Ended	Three Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (enterprise)	4,289,227	5,529,049
Internet connectivity services (consumer)	3,494,511	5,332,251
WAN services	6,341,720	6,559,111
Outsourcing services	5,393,370	5,340,204
Total	19,518,828	22,760,615
Systems integration:
Systems construction	4,440,655	4,905,052
Systems operation and maintenance	8,211,211	8,496,968
Total	12,651,866	13,402,020
Equipment sales	692,133	736,959
ATM operation business	1,007,306	1,044,425
Total revenues	33,870,133	37,944,019
COST AND EXPENSES:
Cost of network services	15,799,290	18,685,058
Cost of systems integration	10,749,482	11,899,354
Cost of equipment sales	621,549	678,132
Cost of ATM operation business	650,459	615,167
Total costs	27,820,780	31,877,711
Sales and marketing	2,658,398	2,869,451
General and administrative	1,843,154	1,964,677
Research and development	125,493	120,797
Total costs and expenses	32,447,825	36,832,636
OPERATING INCOME	1,422,308	1,111,383
OTHER INCOME (EXPENSE):
Dividend income	11,165	28,028
Interest income	6,540	9,395
Interest expense	(54,457)	(73,188)
Foreign exchange gain (loss), net	(41,359)	(15,416)
Impairment of other investments	-	(12,725)
Other—net	24,489	63,808
Other expense—net	(53,622)	(98)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	1,368,686	1,111,285
INCOME TAX EXPENSE	478,584	513,589
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	75,932	24,911
NET INCOME	966,034	622,607
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(34,574)	(43,932)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	931,460	578,675

	Three Months Ended	Three Months Ended
	September 30, 2015	September 30, 2016
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	45,952,691	45,952,691
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	46,041,718	46,070,091
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	91,905,382	91,905,382
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	92,083,436	92,140,182
BASIC NET INCOME PER SHARE (JPY)	20.27	12.59
DILUTED NET INCOME PER SHARE (JPY)	20.23	12.56
BASIC NET INCOME PER ADS EQUIVALENT (JPY)	10.13	6.30
DILUTED NET INCOME PER ADS EQUIVALENT (JPY)	10.12	6.28

Quarterly Consolidated Statements of Comprehensive Income (Unaudited)
	Three Months Ended	Three Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
NET INCOME	966,034	622,607
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Foreign currency translation adjustments	71,961	(187,641)
Unrealized holding gain (loss) on securities	(297,361)	329,515
Defined benefit pension plans	(415)	7,252
TOTAL COMPREHENSIVE INCOME	740,219	771,733
LESS: COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(34,574)	(43,932)
COMPREHENSIVE INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	705,645	727,801

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(Three Months ended September 30, 2015 and September 30, 2016)

	Three Months Ended	Three Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
OPERATING ACTIVITIES:
Net income	966,034	622,607
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,460,903	2,671,265
Provision for retirement and pension costs, less payments	44,247	61,274
Provision for allowance for doubtful accounts	8,397	3,710
Gain on sales of property and equipment	(12)	(2,279)
Loss on disposal of property and equipment	1,246	25,702
Impairment of other investments	-	12,725
Foreign exchange loss, net	24,947	10,096
Equity in net income of equity method investees, less dividends received	(27,422)	(24,911)
Deferred income tax expense (benefit)	6,275	(17,752)
Other	(6,751)	3,840
Changes in operating assets and liabilities:
Increase in accounts receivable	(876,520)	(1,178,146)
Decrease (increase) in net investment in sales-type lease — noncurrent	(102,666)	115,363
Increase in inventories	(380,874)	(705,927)
Decrease in prepaid expenses	586,539	768,427
Decrease (increase) in other current and noncurrent assets	106,878	(91,356)
Increase in accounts payable	1,228,380	2,597,815
Increase in income taxes payable	593,540	243,137
Decrease in accrued expenses	(41,136)	(14,077)
Decrease in deferred income—current	(266,265)	(241,201)
Increase (decrease) in deferred income—noncurrent	(8,939)	18,789
Decrease in other current and noncurrent liabilities	(734,523)	(688,799)
Net cash provided by operating activities	3,582,278	4,190,302
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,951,180)	(2,273,574)
Proceeds from sales of property and equipment	271,363	805,078
Purchase of available-for-sale securities	(47,312)	-
Purchase of other investments	(18,603)	(249,262)
Investment in an equity method investee	(39,974)	-
Proceeds from sales of other investments	298,906	928
Payments of guarantee deposits	(14,442)	(12,379)
Refund of guarantee deposits	2,884	35,089
Payments for refundable insurance policies	(14,090)	(14,090)
Other	(12)	-
Net cash used in investing activities	(2,512,460)	(1,708,210)
	Three Months Ended	Three Months Ended
	September 30, 2015	September 30, 2016
	Thousands of JPY	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	(1,500,000)	-
Principal payments under capital leases	(985,700)	(1,188,853)
Net decrease in short-term borrowings with initial maturities less than three months	1,500,000	-
Other	10	-
Net cash used in financing activities	(985,690)	(1,188,853)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	9,938	(129,908)

NET INCREASE IN CASH AND CASH EQUIVALENTS	94,066	1,163,331
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	20,004,403	18,504,491
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	20,098,469	19,667,822

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the six months ended September 30, 2016 (“1H16”) in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Six Months ended September 30, 2016
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]

November 8, 2016
Company name: Internet Initiative Japan Inc.
Exchange listed: Tokyo Stock Exchange First Section
Stock code number: 3774
URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO
TEL: (03) 5205-6500
Scheduled date for filing of quarterly report (Shihanki -houkokusho) to Japan’s regulatory organization: November 14, 2016
Scheduled date for dividend payment: December 6, 2016
Supplemental material on annual results: Yes
Presentation on quarterly report: Yes (for institutional investors and analysts)

(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the Six Months ended September 30, 2016
(April 1, 2016 to September 30, 2016)

(1) Consolidated Results of Operations					(% shown is YoY change)
	Total revenues		Operating income		Income before income tax expense		Net income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Six Months Ended September 30, 2016	74,123	13.5	1,948	(24.0)	2,105	(20.5)	1,108	(33.0)
Six Months Ended September 30, 2015	65,334	14.3	2,563	6.1	2,647	6.2	1,652	14.4

(Note1) Total comprehensive income attributable to IIJ
For the six months ended September 30, 2016: JPY1,156 million (down 22.6% YoY)
For the six months ended September 30, 2015: JPY1,493 million (up 177.5% YoY)
(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income in equity method investees, respectively, in IIJ's consolidated financial statements.

	Basic net income attributable to IIJ per share	Diluted net income attributable to IIJ per share
	JPY	JPY
Six Months Ended September 30, 2016	24.11	24.05
Six Months Ended September 30, 2015	35.96	35.90

(2) Consolidated Financial Position
	Total assets	Total equity	Total IIJ shareholders' equity	Total IIJ shareholders' equity to total assets
	JPY millions	JPY millions	JPY millions	%
As of September 30, 2016	123,113	66,082	65,524	53.2
As of March 31, 2016	117,835	65,344	64,845	55.0

2. Dividends

	Dividend per Shares
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2016	-	11.00	-	11.00	22.00
Fiscal Year Ended March 31, 2017	-	13.50
Fiscal Year Ending March 31, 2017 (forecast)			-	13.50	27.00

(Note) Change from the latest released dividend forecasts: No.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2017

(April 1, 2016 through March 31, 2017)							(% shown is YoY change)
	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2017	158,000	12.3	5,000	(18.6)	5,100	(17.7)	3,000	(25.7)	65.67

(Note1) Changes from the latest forecasts released: No

* Notes

(1) Changes in significant subsidiaries for the six months ended September 30, 2016
(Changes in significant subsidiaries for the six months ended September 30, 2016 which resulted in changes in scope of consolidation): None

(2) Application of simplified or exceptional accounting: No

(3) Changes in significant accounting and reporting policies for the consolidated financial statements
1) Changes due to the revision of accounting standards: No
2) Others: No

(4) Number of shares outstanding (shares of common stock)
1) The number of shares outstanding (inclusive of treasury stock):
As of September 30, 2016: 46,711,400 shares
As of March 31, 2016: 46,711,400 shares
2) The number of treasury stock:
As of September 30, 2016: 758,709 shares
As of March 31, 2016: 758,709 shares
3) The weighted average number of shares outstanding:
For the six months ended September 30, 2016: 45,952,691 shares
For the six months ended September 30, 2015: 45,947,519 shares

(5) Regarding the basic net income attributable to IIJ per share and share buyback:
The basic net income attributable to IIJ per share for the fiscal year ending March 31, 2017 disclosed in this document is calculated based on the assumption that 950,000 shares of IIJ’s own shares to be repurchased by us during the period disclosed in our disclosure titled “Notice Regarding Repurchase of Own Shares of Internet Initiative Japan Inc.” which was announced on November 4, 2016.